October 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski and Amanda Ravitz

RE:	Chesapeake Utilities Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2022

File No. 001-11590

Ladies and Gentlemen:

We are submitting this letter on behalf of Chesapeake Utilities Corporation (the “Company”) in response to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 16, 2022 (the “Comment Letter”) regarding the Company’s future proxy disclosures.

The text of the Comment Letter has been reproduced herein with our response below the numbered comments.

General

1.

Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Securities and Exchange Commission

October 7, 2022

2.	Please expand upon the role that your independent Chair plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your independent Chair may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

We acknowledge the Staff’s comments, and will enhance our future proxy disclosures to address the delineated topics as guided by Item 407(h) of Regulation S-K.

Please do not hesitate to contact me at (407) 649-4017 if you wish to discuss this matter.

Sincerely,

/s/ Jeffrey E. Decker

Jeffrey E. Decker